Exhibit 99.1
NAVIOS MARITIME ACQUISITION CORPORATION
ANNOUNCES
SUCCESSFUL AFFIRMATIVE VOTE
PIRAEUS, Greece, May 25, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) announced that at a special meeting of stockholders held today, Navios Acquisition’s shareholders approved the following two items:
•	Vessel acquisition. Navios Acquisition shareholders approved the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million, of which $123.4 million will be from existing cash and the $334.3 million balance from debt financing.

As a result, Navios Acquisition will reimburse Navios Maritime Holdings Inc. (“Navios Holdings”) for the initial payment of $171.7 million Navios Holdings made on May 19, 2010 for the acquisition of 11 product and chemical tanker vessels plus all associated payments previously made by Navios Holdings.

•	The amendment. Navios Acquisition shareholders approved amendments to Navios Acquisition’s amended and restated articles of incorporation to (i) change Navios Acquisition’s corporate existence to perpetual, and (ii) remove provisions that will no longer be applicable to Navios Acquisition after the business combination.
About Navios Maritime Acquisition Corporation
Navios Maritime Acquisition Corporation is a publicly traded Special Purpose Acquisition Corporation (SPAC) formed under the laws of the Marshall Islands. Navios Acquisition serves as a vehicle for acquisition through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries. If the vessel acquisition is approved and completed, Navios Acquisition will have a fleet of 13 tankers, consisting of 11 product tankers and two chemical tankers, plus options to purchase two additional product tankers. Following the vessel acquisition, Navios Acquisition’s business strategy is to become a world-leading operator and charterer of modern, high-quality product and chemical tankers. Navios Acquisition’s principal focus going forward is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals.
Passive Foreign Investment Company Status
Navios Acquisition was treated as a passive foreign investment company (“PFIC”) for its 2008 and 2009 taxable years. Based upon its expected income, assets and activities, Navios Acquisition believes that it will be treated for United States federal income tax purposes as a PFIC for the 2010 taxable year. For more information on PFIC issues, please see Navios Acquisition’s website at http://navios.com/AcquisitionCorporation.asp.
Risks and Uncertainties; Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements inherently involve risks and uncertainties that are detailed in Navios Acquisition’s prospectus and other filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. Navios Acquisition assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Investor Relations Contact:
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
investors@navios.com